FORM 51 - 102F3

MATERIAL CHANGE REPORT

Item 1    Name and Address of Company

First Point Minerals Corp.
Suite 906 - 1112 West Pender Street
Vancouver, B.C. V6E 2S1

Item 2     Date of Material Change

March 13, 2006

Item 3    News Release

The date of the issuance of the news release was March 14, 2006. The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the TSX Venture Exchange and via various other approved public media.

Item 4    Summary of Material Change

First Point Minerals Corp. (the “Company”) has closed a non-brokered private placement financing of 11,619,288 units (“Units”) at a price of $0.14 per Unit, for gross proceeds of $1,626,700.

Item 5     Full Description of Material Change

The Company has closed a non-brokered private placement financing consisting of 11,619,288 Units at a price of $0.14 per Unit, for gross proceeds to the Company’s treasury of $1,626,700. Each Unit is comprised of one common share (a “Share”) and one transferable share purchase warrant (a “Warrant”) of the Company. Each Warrant will entitle its holder to acquire one additional common share (a “Warrant Share”) at an exercise price of $0.20 for a period of 12 months from closing. There was no commission payable on this private placement. In accordance with securities legislation currently in effect, the Shares, the Warrants and the Warrant Shares will be subject to a “hold” period of four months plus one day from closing. The financing closed in two tranches, the first tranche, for 5,190,716 Shares and 5,190,716 Warrants, closed on March 1, 2006. As a consequence the hold period on the securities issued in the first tranche are subject to a hold period that expires July 3, 2006, and the Warrants issued in this tranche will expire on March 1, 2007. The second tranche, for 6,428,572 Shares and 6,428,572 Warrants, closed on March 13, 2006. The hold period on the securities issued in the second tranche are subject to a hold period that expires July 14, 2006, and the Warrants issued in this tranche will expire on March 13, 2007.

The funds from the private placement will be used, in part, for the drill program on the Rio Luna gold property, and for working capital. The proceeds from the exercise of the Warrants, if any, will provide general working capital.

Item 6    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7    Omitted Information

Not applicable.

Item 8     Executive Officer

The following executive officer of the Issuer is knowledgeable about the material change and the Report, and may be contacted at the following address and telephone number:

Peter M.D. Bradshaw, Director
Suite 906 - 1112 West Pender Street
Vancouver, BC V6E 2S1.

Item 9    Date of Report

DATED at Vancouver, British Columbia this 15th day of March, 2006.